SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: December 18, 2003

                             Koninklijke Ahold N.V.
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               (Exact name of registrant as specified in charter)

                                   Royal Ahold
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                 (Translation of registrant's name into English)

                                 The Netherlands
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                         (Jurisdiction of organization)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
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                    (Address of principal executive offices)

         Registrant's telephone number, international: + 31-75-659-9111
                                                       ----------------

                                     0-18898
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                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                      No   X
                                ---                     ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On December 18, 2003, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing the closing on December 17, 2003, of the Company's rights offering and related rump offering of 620,951,317 new common shares and its offering of cumulative preferred financing shares, as well as the signing of the Company's new credit facility and the adjustment of the conversion price of its 4% convertible subordinated notes due 2005. A copy of the press release is attached hereto as Exhibit 99.1.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              KONINKLIJKE AHOLD N.V.


Date:  December 18, 2003                      By: /s/  M.P.M. de Raad
                                                 -------------------------------
                                              Name:    M.P.M. de Raad
                                              Title:   Executive Vice President

                                LIST OF EXHIBITS



The following exhibit has been filed as part of this Form 6-K:


Exhibit        Description
-------        -----------

99.1. Royal Ahold press release, dated December 18, 2003, announcing the closing on December 17, 2003, of the Company's rights offering and related rump offering of 620,951,317 new common shares and its offering of cumulative preferred financing shares, as well as the signing of the Company's new credit facility and the adjustment of the conversion price of its 4% convertible subordinated notes due 2005.